Christine Davis	August 14, 2006

Staff Accountant

United States Securities and Exchange Commission

Washington DC

Re: Commission file No.: 001-13550

Letter of Brad Skinner dated July 5, 2006 (the “Comment Letter”) regarding Form 10-K for the fiscal year ended September 30, 2005 and Form 10-Q for the three months ended December 31, 2005

Attached below are the Company’s responses to your Comment Letter dated July 5, 2006.

The letter is structured with the SEC comment and comment number stated first, with the Company’s reply following the SEC comment.

If you have any questions, you can contact me at 631-630-1306, or by e-mail at Jtucciarone@hauppauge.com.

Very truly yours
/s/ Gerald Tucciarone
Gerald Tucciarone
Chief Financial Officer

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation,

Results of Operations, page 32

SEC Comment 1:

We note your response to prior comment number 2 from our letter dated April 25, 2006 and it remains unclear to us how you have addressed the requirements of Item 303(a)(3)(iii). In this regard, while the narrative discussion in your MD&A describes various factors that impacted that impacted your reported sales, this information does not provide quantification or other information indicating the extent to which changes in sales are attributable to changes in prices or volumes sold. In future filings, provide disclosure indicating the extent to which changes in sales are attributable to changes in pries and volumes sold.

Registrant’s response:

In future filings, the Company will to the best of its ability provide disclosures indicating changes in sales due price changes and volume changes.

SEC Comment 2:

We note that your deferred tax assets and the related valuation allowance are material to your financial statements. We further note that you have made significant assumptions and estimated in determining your accounting in this area. In view of these considerations, we believe that an expanded discussion of your accounting, as well as the underlying assumptions and estimates, would be helpful to the investors and is therefore appropriate. Revise future filings to include such expanded disclosure. In this regard, provide disclosure similar to the information provided in your responses to prior comment number 13 from our letter dated February 2, 2006 and prior comment number 8 from our letter dated April 25, 2006. For further gidancem see Secion II.B.3 and Section V of SEC release no. 33-8350.

Registrant’s response:

In future filings, we will expand our disclosures with respect to our accounting and the underlying assumptions and estimates as it pertains to our deferred tax assets.

Notes to Consolidated Financial Statements

Note 1-Summary of Significant Accounting Policies, page F-8

Product Segment and Geographic Information, page F-9

SEC Comment 3:

We note your response to prior comment number 4 from our letter dated April 25, 2006 and we do not believe that your current disclosures comply with paragraph 37 of SFAS 131. AS indicated in our prior comment, the product categories you currently present are overly broad and do not provide useful information for investors. Additionally, your use of these broad categories is inconsistent with the presentation and discussion of your product offerings elsewhere. In this regard, we note that:

•	You provide a detailed discussion in the “Business” section of your Form 10-K regarding five product categories
•	You refer to five product categories in your earnings releases furnished on Form 8-K
•	Disclosure in your MDA&A addresses changes in sales for various product lines, and not changes in digital vs. analog products
•	The products section of your website is based on detailed product lines and
•

The reports reviewed by your CODM, which were provided to the staff in prior comments, do not provide quantification of revenues by analog and digital but instead provide quantification by detailed product lines

In view of these factors, revise future filings to include a more detailed presentation of revenue by product category

Registrant’s response

Per our phone conference call, we are evaluating the expanding of our product revenue disclosures and we will include these categories in our 10-K for the year ended September 30, 2006.

Foreign Currency Translations and Transactions, page F-11

SEC Comment 4:

We have read your response to prior comment number 7 from our letter dated April 25, 2006. Paragraph 12 of SFAS 52 indicated that all elements of financial statements shall be translated by using the current exchange rate. Because translation at the exchange rates at the dates the numerous revenues, expenses, gains and losses are recognized is generally impractical, an appropriately weighted average exchange for the period may be used to translate those elements. Paragraph 29 of SFAS 52 indicates that the use of other time and effort savings methods to approximate the results of detailed calculations is permitted. As indicated in paragraph 12, the fundamental requirement is to translate financial statement elements at current exchange rates. While the use of averages or other approximations reduces the time and effort that would otherwise be required to translate revenues, expenses, gains an losses, it does not appear to alter the requirement to translate the financial statement elements at current exchange rates. Accordingly, we do not agree with your interpretation of paragraphs 12 and 29 of SFAS 52. Absent any additional substantive information indicating otherwise, we believe that revenue should be translated using actual, current exchange rates. Please revise your translation policy to comply with paragraph 12 of SFAS 52 or provide us with additional detailed response that further explains why you believe your accounting is correct.

Registrant’s response

Per our phone conference call, effective with our 10-Q for the three months ended June 30, 2006, we have revised our translation policy to comply with paragraph 12 of SFAS 52.

The adequacy and accuracy of the disclosures in the filing is the responsibility of the registrant. The registrant acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in Form 10-K and Form 10-Q do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope our responses to your letter has satisfied your inquiries. If further information is required, please feel free to call me at 631-630-1306, or e-mail me at jtucciarone@hauppauge.com.

Very truly yours,
/s/ Gerald Tucciarone
Gerald Tucciarone
Chief Financial Officer